Dodge & Cox  /  Investment Managers  /  San Francisco
Changing Home Price and Mortgage Finance Landscape
June 2008
The wrenching transition from rapid home price appreciation to significant home price declines, coupled with credit contraction and stricter underwriting in the mortgage finance industry, have dramatically altered the prepayment landscape for mortgage-backed securities (MBS).
New Reality
Fannie Mae and Freddie Mac (GSEs) have reverted to a dominant role (>75% of market share). Many competitors have exited industry.
GSEs have raised their guarantee fees several times recently, particularly on “non-standard” loans.
Originators and mortgage insurance providers have elevated their underwriting standards.
Home price declines have driven Loan-To-Value (LTV) percentages on many properties higher, in certain areas significantly so. Higher
LTVs reduce the ability of many borrowers to take advantage of refinancing opportunities and also leaves more borrowers “locked-in,”
potentially lowering the natural rate of housing turnover as well.
Effect on MBS prepayments – “A Tale of Two Cities”
Borrowers with <80% current
LTVs, good credit scores and timely payment records: can take advantage of refinancing opportunities.
Borrowers with higher LTVs, lower credit scores, missed payments, other non-standard attributes: challenged to access mortgage financing at attractive rates.
Opportunity Thesis
Risks
This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice. Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of
Dodge & Cox’s current or future trading activity. It should not be assumed that any securities discussed have been or will be profitable. Before investing in any Dodge
& Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing. (Tracking # 08-265)
Mortgage lenders loosen
underwriting standards
Lower quality borrowers face higher
fees/rates and lender reluctance
MBS with a concentration of low FICO
score or “stretched” borrowers.
Dramatic home price recovery;
looser-than-expected underwriting
LTV a growing constraint to mortgage
finance access …. Borrowers less
responsive to refinancing incentive
GSE MBS concentrated in areas of faster
home price declines: e.g., CA, FLA, NEV;
GSE MBS with a high weighting of high
original LTV loans.
Prepayments could be higher than
expected, resulting in lower returns
Stand to benefit most in a benign prepay
environment
GSE MBS with premium coupons backed
by mortgages with higher interest rates.